UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Files Registration Statement with U.S. Securities and Exchange Commission for Secondary Equity Offering

Mexico City, August 3, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed secondary equity offering of Series B shares, directly or in the form of American Depositary Shares (ADSs) by JMEX B.V., a 16.0% shareholder of ASUR. Each of ASUR’s ADSs represents ten Series B shares. The ADSs are evidenced by American Depositary Receipts (ADRs).

The Series B shares and ADSs are initially being offered in the United States and elsewhere outside of Mexico, and in Mexico based on a private placement exception under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

The Company’s Series B shares are currently listed on the Mexican Stock Exchange under the ticker symbol “ASUR” and the ADSs are currently listed on the New York Stock Exchange under the ticker symbol “ASR.”

A total of 43,612,938 Series B shares (directly or in the form of ADSs) of ASUR are expected to be offered for sale. The underwriters have an option to purchase 4,361,290 additional Series B shares (directly or in the form of ADSs) from JMEX B.V. to cover over-allotments. The Series B shares being sold, including the over-allotment option, represent approximately 16.0% of ASUR’s total equity.

All proceeds from the offering and sale of Series B shares and ADSs will be received by JMEX B.V.

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

THESE SECURITIES MAY NOT BE OFFERED OR SOLD IN MEXICO EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW, AS AMENDED (LEY DEL MERCADO DE VALORES). ASUR WILL NOTIFY THE MEXICAN SECURITIES AND BANKING COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES) (CNBV) OF THE OFFERING INCLUDING THE PRINCIPAL CHARACTERISTICS THEREOF. SUCH NOTICE WILL BE DELIVERED TO THE CNBV TO COMPLY WITH A LEGAL REQUIREMENT AND FOR INFORMATION PURPOSES ONLY, AND THE DELIVERY TO, AND THE RECEIPT BY, THE CNBV OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE SECURITIES OR SOLVENCY OF ASUR. THE INFORMATION CONTAINED IN THE OFFERING DOCUMENTS IS EXCLUSIVELY THE RESPONSIBILITY OF ASUR AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 3, 2010